UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13E-3

OMB APPROVAL
OMB Number: 3235-0007
Expires: January 31, 2005
Estimated average burden
Hours per response . . . 137.25

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Vestin Group, Inc.

(Name of Issuer)

Vestin Group, Inc.

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(CUSIP Number)

John Alderfer
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copy to:

Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (17 CFR 240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects.
Item 8. Fairness of the Transaction.
Item. 9 Reports, Opinions, Appraisals and Negotiations.
Item 10. Source and Amounts of Funds or Other Consideration.
Item. 11 Interest in Securities of Subject Company.
Item. 12 The Solicitation or Recommendation.
Item. 13 Financial Statements.
Item. 14 Persons/Assets, Retained, Employed, Compensated or Used.
Item. 15 Additional Information.
Item. 16 Exhibits.
Signature

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$1,360,832.25	Amount of filing fee**	$160.17

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160.17

Form or Registration No.: Schedule TO

Filing Party: Michael V. Shustek

Date Filed: April 5, 2005

*	Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.0001, of Vestin Group, Inc., not beneficially owned by Mr. Shustek. Calculated by multiplying $2.85, the per share tender offer price, by 477,485, the number of currently outstanding shares of common stock of Vestin Group, Inc. not beneficially owned by Mr. Shustek.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the U.S. Securities and Exchange Commission on December 9, 2004, by multiplying the transaction valuation by 0.01177%.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTORY STATEMENT

     This Schedule 13E-3 Transaction Statement (this “Schedule 13E-3”), filed on behalf of Vestin Group, Inc., a Delaware corporation (the “Company”), relates to the offer by Michael V. Shustek, the majority stockholder and the Chairman, Chief Executive Officer and President of the Company, to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

     The information contained in the section “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and address. The name of the subject company is Vestin Group, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 8379 West Sunset Road, Las Vegas, Nevada 89113. The telephone number of the principal executive offices of the Company is (702) 227-0965. The information set forth under the caption “Certain Information Concerning the Company” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities. This Schedule 13E-3 relates to Mr. Shustek’s offer to purchase any and all of the outstanding Shares not currently owned by Mr. Shustek. As of the close of business on March 25, 2005, there were 2,528,835 Shares outstanding, of which 477,485 Shares are not currently owned by Mr. Shustek. The Shares are currently quoted in the pink sheets published by the Pink Sheet LLC Electronic Quotation Service under the symbol “VSTN.PK.”

     (c) Trading market and price. The information set forth under the caption “Price Range of Shares” in the Offer to Purchase is incorporated herein by reference.

     (d) Dividends. The information set forth under the caption “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

     (e) Prior public offerings. Not applicable.

     (f) Prior stock purchases. The Company made the following purchases of Shares during the past two years:

	SHARES	PRICE
	PURCHASED	RANGE*	AVG. PURCHASE PRICE*
2003
THIRD QUARTER	51,000	$5.04-$6.70	$6.24
FOURTH QUARTER	38,000	$5.60-$6.40	$5.96
2004
SECOND QUARTER	148,375	$4.44-$4.80	$4.60
THIRD QUARTER	197,873	$1.75-$4.68	$3.21
FOURTH QUARTER	100,137	$3.00-$4.30	$3.21

     *On a post-split basis to reflect a 1-for-2 reverse stock split effected on July 20, 2004.

Item 3. Identity and Background of Filing Person.

     (a) Name and address. This Schedule 13E-3 is filed by the Company. Its business address and telephone is set forth above in Item 2(a), which information is incorporated herein by reference. The following sets forth certain information regarding the directors and executive officers of the Company (the “Named Persons”) as of February 1, 2005:

Name	Age	Title
Michael V. Shustek(1)	46	Chairman of the Board, Chief Executive Officer, President and Director

John Alderfer(2)	60	Chief Financial Officer

Ira S. Levine	44	Secretary

Michael J. Whiteaker	55	Vice President of Regulatory Affairs

Peggy S. Shustek	35	Vice President of Vestin Mortgage, Inc., a wholly-owned subsidiary of the Company (“Vestin Mortgage”)

Daniel B. Stubbs	43	Senior Vice President, Underwriting of Vestin Mortgage

Lance K. Bradford(2)	38	Director

Robert J. Aalberts	54	Director

Fredrick J. Zaffarese Leavitt	33	Director

Roland M. Sansone	50	Director

(1)	Mr. Shustek is also the Company’s majority stockholder.

(2)	On March 24, 2005, Mr. Bradford voluntarily resigned as a director of the Company. On March 24, 2005, Mr. Alderfer was elected as a director of the Company to replace Mr. Bradford.

     The business address and telephone number of each of the Named Persons is: c/o Vestin Group, Inc., 8379 West Sunset Road, Las Vegas, Nevada 89113, (702) 227-0965.

     (b) Business and background of entities. Not applicable.

     (c) Business and background of natural persons.

     The principal occupation and business experience for each of the Named Persons, for at least the last five years, are as follows:

          Robert J. Aalberts has been a director of the Company since April 1999. Since 1991, Professor Aalberts has held the Ernst Lied Professor of Legal Studies professorship in the College of Business at the University of Nevada, Las Vegas. From 1984 to 1991, Professor Aalberts was an Associate Professor of Business Law at Louisiana State University in Shreveport, Louisiana. From 1982 through 1984, he served as an attorney for Gulf Oil Company. Professor Aalberts has co-authored a book relating to the regulatory environment, law and business of real estate; including Real Estate Law 6th Ed. (2006) published by the Thomson/West Company. He is also the author of numerous legal articles, dealing with various aspects of real estate, business and the practice of law. Since 1992 Professor Aalberts has been the Editor-in-Chief of the Real Estate Law Journal. Professor Aalberts received his Juris Doctor degree from Loyola University, in New Orleans, Louisiana, a Master of Arts from the University of Missouri, Columbia, and received a Bachelor of Arts degree in Social Sciences, Geography from the Bemidji State University in Bemidji, Minnesota. He is admitted to the State Bar of Louisiana in 1982 (currently inactive status).

          John W. Alderfer was appointed the Chief Financial Officer of the Company effective January 2005. Mr. Alderfer previously served as Chief Financial Officer of the Company from September 2002 to February 2004. From February 2004 to December 2004, Mr. Alderfer served as a consultant to the Company. From October 1998 to September 2002, Mr. Alderfer was retired. From September 1996 to October 1998, Mr. Alderfer was a Director, Vice President, Treasurer, and Chief Financial Officer of Interactive Flight Technologies, Inc. From September 1990 to June 1996, Mr. Alderfer was Senior Vice President, Treasurer, and Chief Financial Officer of Alliance Gaming Corporation. Mr. Alderfer is the former Senior Vice President, Corporate Controller and Chief Accounting Officer of Summa Corporation and The Hughes Corporation, 100% owned by the Estate of Howard R. Hughes. Mr. Alderfer received his BBA degree in accounting from Texas Tech University. He is a Certified Public Accountant.

          Lance K. Bradford has served as a director of the Company since April 1999. Mr. Bradford also served as President of the Company from January 2001 until February 2004. Mr. Bradford previously held the office of Chief Financial Officer of the Company from 1999 to September 2002 and from February 2004 to December 2004. Mr. Bradford was also the Corporate Secretary of the Company from 1999 to 2000. Since 1992, Mr. Bradford has been a partner in L.L. Bradford & Company, Las Vegas, Nevada, a certified public accounting firm that he founded. From 1988 to 1991, Mr. Bradford served as an accountant with Ernst & Young International. Mr. Bradford received a Bachelor of Science degree in Accounting from the University of Nevada, in Reno, Nevada.

          Ira S. Levine has been the Corporate Secretary of the Company since January 2001. Mr. Levine also served as the Executive Vice President of Legal and Corporate Affairs from September 2000 to December 2003. Mr. Levine received his Bachelor of Science in Business Administration specializing in Accounting from the University of Nevada in 1982, his Juris Doctor from Pepperdine University School of Law in 1985 and his Masters of Legal Letters in Taxation from New York University in 1986. Mr. Levine is a member of the state bars of both Nevada and California. Since July 2003, Mr. Levine has been a partner of Levine, Garfinkel & Katz, LLP. From 1997 to 2003, Mr. Levine was a partner in the law firm of Berkley, Gordon, Levine, Goldstein & Garfinkel, LLP. Prior to that he was a shareholder in the law firm of Levine, McBride & Garfinkel, LLP. From 1995 to 1997, Mr. Levine was a shareholder in the law firm of Quartes & Brady LLP, formerly known as Streich Lang. Prior to that, Mr. Levine was senior vice president, secretary and general counsel of United Gaming, Inc. now known as Alliance Gaming, Inc. Mr. Levine started his legal career with the law firm of McKenna Long & Aldridge LLP formerly known as McKenna, Conner & Cuneo in Los Angeles, California.

          Peggy S. Shustek has been with the Company since September 1995, and is currently Vice President of Vestin Mortgage. Ms. Shustek was the President of Vestin Mortgage from January 2001 to February 2004. From 1997 to 2000, Ms. Shustek was the Senior Vice President of Vestin Mortgage. Ms. Shustek is responsible for all new and existing clients, loan packages and manages investor relationships and serves as the administrator of the corporate offices. Ms. Shustek has over ten years of experience in title, escrow and private lending. Ms. Shustek is the former wife of Michael V. Shustek, the Company’s Chief Executive Officer, President and Chairman.

          Roland M. Sansone has served as President of Sansone Development, Inc. since 2002. Sansone Development, Inc. is a real estate development company. Mr. Sansone has been self-employed as a manager and developer of real estate since 1980. Mr. Sansone is currently the president of several companies that develop, own and manage commercial and residential property. Mr. Sansone attended Mt. San Antonio College.

          Michael V. Shustek has been a director of Vestin Mortgage, a subsidiary of the Company, and Chairman of the Board of Directors, Chief Executive Officer and a director of the Company since April 1999. In February 2004, Mr. Shustek became the President of the Company. Mr. Shustek also serves on the Company’s loan committee. In 2003, Mr. Shustek became the Chief Executive Officer of Vestin Mortgage. In 1995, Mr. Shustek founded Del Mar Mortgage, and has been involved in various aspects of the real estate industry in Nevada since 1990. In 1993, he founded Foreclosures of Nevada, Inc., a company specializing in non-judicial foreclosures. In 1993, Mr. Shustek also started Shustek Investments, a company that originally specialized in property valuations for third-party lenders or investors and which continues today as the primary vehicle for his private investment portfolio. In 1997, Mr. Shustek was involved in the initial founding of Nevada First Bank, with the largest initial capital base of any new state charter in Nevada’s history. Mr. Shustek has co-authored two books, entitled “Trust Deed Investments”, on the topic of private mortgage lending, and “If I Can Do It, So Can You”. Mr. Shustek is a guest lecturer at the University of Nevada, Las Vegas, where he also has taught a course in Real Estate Law and Ethics. Mr. Shustek received a Bachelor of Science degree in Finance at the University of Nevada, Las Vegas. Mr. Shustek is the former husband of Ms. Shustek, the Vice President of Vestin Mortgage.

          Daniel B. Stubbs has been the Executive Vice President, Underwriting of Vestin Mortgage since January 2000. Mr. Stubbs is responsible for analyzing the risks of each loan as well as prescribing Title Insurance coverage for each individual transaction. In addition, Mr. Stubbs serves on the loan committee and acts as a liaison between Vestin Mortgage and the various banks that carry its lines of credit. Mr. Stubbs has over 13 years experience in the Title Insurance industry. Mr. Stubbs received his Bachelor of Arts in Communications Studies from the University of Nevada, in Las Vegas, Nevada.

          Michael J. Whiteaker has been Vice President of Regulatory Affairs of the Company since May 1999 and is experienced in the banking and finance regulatory fields, having most recently served with the State of Nevada, Financial Institution Division from 1982 to 1999 as its Supervisory Examiner, responsible for the financial and regulatory compliance audits of all financial institutions in Nevada. Mr. Whiteaker has worked extensively on matters pertaining to both state and federal statutes, examination procedures, policy determination and credit administration for commercial and real estate loans.

          Fredrick J. Zaffarese Leavitt has been a director of the Company since November 2004. Since August of 1993 Mr. Zaffarese has been an accountant for the United States Department of the Interior where his responsibilities include the review and audit of various states, local and municipal governments for compliance with federal laws and regulations as well as preparation of financial statements for Executive Branch and Congressional review. Additionally, Mr. Zaffarese sits on various audit committees involving the utility industry. Mr. Zaffarese is a CPA and a graduate of University of Nevada Las Vegas.

     None of the Named Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has he or she been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Named Persons is a citizen of the United States.

Item 4. Terms of the Transaction

     (a) Material terms. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; Terms of the Offer; Acceptance for Payment and Payment for Shares; Procedures for Accepting the Offer and Tendering Shares; Withdrawal Rights; Material United States Federal Income Tax Considerations; and Condition of the Offer.

     (c) Different terms. No holder of Shares will be treated in the Offer differently from any other holder of Shares.

     (d) Appraisal rights. The information set forth under the caption “Purpose of the Offer; Plans for the Company — Appraisal Rights” in the Offer to Purchase is incorporated herein by reference.

     (e) Provisions for unaffiliated securities holders. None.

     (f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a) Transactions. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Mr. Shustek; and Background of the Offer; Past Contacts or Negotiations with the Company.

     In addition, the following transactions occurred between the Company and the other Named Persons during the past two years:

          During the years ended December 31, 2004 and 2003, the Company paid $759,529 and $755,222, respectively, for legal fees to a law firm in which Mr. Levine has an equity ownership interest. As of December 31, 2004 the amount owed is $117,354.

          Mr. Bradford is an equity owner in L.L. Bradford & Company, LLC, Certified Public Accounting firm (“L.L. Bradford”). For the years ended December 31, 2004 and 2003, approximately $268,833 and $228,000, respectively, was paid to L.L. Bradford for various services including assistance with report preparation and business consulting.

          For the year ended December 31, 2003, the Company paid approximately $128,000 to a partnership owned by Mr. Bradford for reimbursements of fixed asset purchases paid on the Company’s behalf.

     (b) Significant corporate events. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Mr. Shustek; and Background of the Offer; Past Contacts or Negotiations with the Company.

     (c) Negotiations or contacts. The information set forth under the caption “Background of the Offer; Past Contracts or Negotiations with the Company” in the Offer to Purchase is incorporated herein by reference.

     (e) Agreements involving the subject company’s securities. The information set forth under the caption “Certain Information Concerning Mr. Shustek” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (b) Use of securities acquired. The information set forth under the captions “Special Factors” and “Purpose of the Offer; Plans for the Company — Purpose of the Offer” is incorporated herein by reference.

     (c) Plans. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Introduction; Special Factors; Purpose of the Offer; Plans for the Company; and Certain Effects of the Offer.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; and Purpose of the Offer; Plans for the Company.

     (b) Alternatives. The information set forth under the caption “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase is incorporated herein by reference.

     (c) Reasons. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; and Purpose of the Offer; Plans for the Company.

     (d) Effects. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; Material United States Federal Income Tax Considerations; and Certain Effects of the Offer.

Item 8. Fairness of the Transaction.

     (a) Fairness.

     Recommendation of the Special Committee

     A special committee of the Board of Directors, comprised solely of disinterested directors (the “Special Committee”), has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Background

     In December of 2003, the Board of Directors of the Company appointed the Special Committee to consider a proposed transaction by Mr. Shustek to acquire complete control of, and the entire interest in, the Company. However, before the Special Committee engaged in any substantive negotiations or conducted a valuation of the Company, Mr. Shustek advised the Special Committee on February 13, 2004 that he was no longer prepared to proceed with the proposed transaction because of the anticipated costs in relation to the size of the transaction.

     On August 23, 2004, Mr. Shustek filed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) in which he described his intention to make privately negotiated and open market purchases of

Shares because he believed the Shares were undervalued. The Special Committee was not consulted and did not participate in the preparation of the Schedule 13E-3. The Special Committee has been informed that no purchases were made by Mr. Shustek in accordance with the plans set forth in the Schedule 13E-3 because of the position of the SEC staff that each subsequent purchase would constitute a 13E-3 transaction requiring a separate filing with the SEC.

     In January and February 2005, Mr. Shustek orally advised the Board of Directors that he was considering making a tender offer to acquire any and all Shares not owned by him. Thereafter, the Board reconstituted its Special Committee. On March 3, 2005, Mr. Shustek orally advised the Board that he was considering an all cash tender offer at $2.85 a Share. The Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal. At the meeting, the Special Committee reviewed a preliminary report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The Valuation Report indicated a range of fair values for the Shares of $2.35 to $2.70 per Share. After reviewing the preliminary Valuation Report, the Special Committee asked HVA to consider certain additional facts regarding the Company’s future prospects.

     On March 10, 2005, the Special Committee held another meeting to consider the non-binding proposal of Mr. Shustek. A representative of HVA participated in the meeting and answered a number of questions raised by the Special Committee. At the completion of this meeting, the Special Committee decided to consider all the information presented and meet the following day for further discussions. On March 11, 2005, the Special Committee met again and following the meeting advised Mr. Shustek that it had tentatively concluded it would recommend that the Company’s stockholders accept an offer at $2.85 per Share, subject to review of the final Valuation Report.

     On March 24, 2005, the Special Committee held another meeting during which it reviewed the Valuation Report. A representative of HVA participated in the meeting and answered a number of questions regarding the Valuation Report. After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the tender offer and would agree to proceed with the Offer on this basis.

     On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.

     (b) Factors considered in determining fairness.

     In recommending that stockholders of the Company accept the Offer and tender their Shares, the Special Committee considered primarily the following factors: (i) the fairness of the Offer Price; (ii) the lack of liquidity for the Shares; and (iii) the lack of any prospect for alternative offers by third parties to acquire the Shares.

     In evaluating the fairness of the Offer Price, the Special Committee placed significant emphasis upon the Valuation Report prepared by HVA. HVA concluded that the value of the Shares was in a range of $2.30 to $2.70 per Share. HVA, as well as a number of other valuation advisers, were introduced to the Special Committee by the Company’s outside legal counsel in early 2004, when the Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. The Special Committee, however, did not retain HVA or any other valuation advisers at that time. In early 2005, after Mr. Shustek indicated his interest in pursuing a tender offer, he advised the Special Committee that the Company had retained HVA to prepare a valuation report. The Special Committee then met separately with an HVA representative. The Special Committee was favorably impressed with the experience of the representative who had provided independent valuations for many transactions during his 23 year career. The Special Committee also discussed valuation methodology with the HVA representative and was satisfied with HVA’s approach. The Special Committee was advised by Mr. Shustek and the HVA representative that HVA had not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. The Special Committee concluded that HVA had the requisite competence and independence to render the Valuation Report

     As further discussed in “Item 8 (a) — Background” above, the Special Committee held several meetings to discuss and evaluate the Valuation Report and met with HVA to discuss their methodology and conclusions. On March 31, 2005, after considering the final Valuation Report, the Special Committee resolved to recommend that stockholders accept the proposed offer of $2.85 per Share. The Special Committee believes that the Offer Price is fair — it represents a premium of $0.15, or 5.6%, over the high end of the valuation of the Shares prepared by HVA.

     In recommending the Offer, the Special Committee also considered the lack of liquidity for the Shares. The Shares currently are quoted in the pink sheets. Trading volume is low. Since the Company was de-listed from Nasdaq on February 4, 2005 and before the public announcement of the Offer, trading volume averaged 434 Shares per day, with many days during which no trade occurred.

Thus, current stockholders may have a difficult time disposing of their Shares. Additionally, any significant selling pressure could result in a material decline in the price of the Shares. The Special Committee believes that this illiquidity is likely to continue and that it is unlikely that an active trading market for the Shares will develop in the foreseeable future given the small public float. For these reasons, the Special Committee believes that the Offer represents an opportunity for stockholders to dispose of their Shares at a fair price and obtain liquidity for an otherwise illiquid investment.

     Finally, in recommending the Offer, the Special Committee considered the lack of any alternatives to Mr. Shustek’s proposal. The Company has not received any other firm offers during the past two years. In the view of the Special Committee, it is highly unlikely that any firm offers would be received from any third party because of Mr. Shustek’s control of a majority of the outstanding Shares and Mr. Shustek’s public statements indicating his intention to increase his Share holdings. Under these circumstances, the Special Committee concluded that it would not be fruitful to explore the possibility of obtaining an alternative offer from a third party.

     The foregoing discussion of the material factors considered by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Special Committee may have assigned different weights to different factors. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

     (c) Approval of security holders. Approval of at least a majority of unaffiliated security holders is not required under Delaware law.

     (d) Unaffiliated Representative. A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of directors. Approval of a majority of directors of the Company who are not employees is not required.

     (f) Other offers. No firm offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received by the Company.

Item. 9 Reports, Opinions, Appraisals and Negotiations.

     (a) Report, opinion or appraisal. The Special Committee and Mr. Shustek have received and reviewed the Valuation Report prepared by HVA regarding HVA’s opinion as to the fair value of the Shares. Prior to the preparation of the Valuation Report, no valuation or appraisal of the Company had been prepared for the past several years.

     (b) Preparer and summary of the report, opinion or appraisal. HVA was established in 1986 and has provided independent valuations for thousands of transactions. The firm has approximately 30 professional employees working in 10 offices across the country. The senior professional involved with the Valuation Report has conducted more than a thousand valuations in a 23 year career.

     HVA was initially engaged by the Company in February 2005 to prepare the Valuation Report. HVA has not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. HVA was first interviewed by the Special Committee in early 2004 when the Special Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. At that time, the Special Committee interviewed several valuation firms but did not enter into any engagement agreement with HVA or any other valuation advisers. When Mr. Shustek indicated an interest in early 2005 in pursuing a tender offer, he advised the Special Committee that the Company had engaged HVA to prepare a valuation report. The Special Committee met separately with a representative of HVA and determined that they were satisfied HVA had the requisite competence and independence to prepare the Valuation Report. HVA’s fees are being paid by the Company; however, Mr. Shustek has agreed to reimburse such fees if for any reason he declines to proceed with the Offer.

     HVA undertook its assignment for the purpose of determining the fair value of the Shares in the context of an anticipated tender offer by Mr. Shustek. No limitations were placed on HVA’s analysis. HVA visited the Company’s headquarters, conducted due diligence interviews with Company management addressing historical performance as well as future prospects, reviewed SEC filings, reviewed audited financial statements for the five years ended December 31, 2004, reviewed internally prepared financial schedules, analyzed the outlook for the Company’s business sector as well as general economic conditions and conducted such other analyses and investigations as they deemed appropriate and consistent with accepted business valuation techniques. HVA concluded that the net realizable value for the Company’s assets fell below the going concern value of the Company and, accordingly, HVA did not utilize a net asset value approach. HVA also concluded that there were not comparable companies or transactions which would provide a meaningful guideline in valuing the Company. Therefore, HVA relied on a discounted cash flow analysis, adjusted to reflect risk factors specific to the Company.

     Based on the foregoing, HVA concluded that the low end of the per share value of the Shares is $2.35, the median value is $2.50 and the high end per share value is $2.70.

     (c) Availability of document. A copy of the Valuation Report is attached as Annex A to the Offer to Purchase.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of funds. The information contained in the section “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

     (b) Conditions. The Offer is not subject to any financing condition.

     (c) Expenses. The information set forth under the caption “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

     (d) Borrowed funds. Mr. Shustek has indicated that he does not intend to borrow any funds to pay for the tendered Shares.

Item. 11 Interest in Securities of Subject Company.

     (a) Securities ownership.

     The following table indicates the beneficial ownership of the Company’s voting securities by each Named Person as of March 10, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options, warrants, and convertible preferred stock held by that person that are currently exercisable or that will become exercisable within 60 days of March 10, 2005, are deemed outstanding even if they have not actually been exercised. Those Shares, however, are not deemed outstanding for purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the Shares shown.

			Percentage of
	Common Stock		Common Stock
Name	Beneficially Owned		Beneficially Owned(1)
Michael V. Shustek, Chairman, Chief Executive Officer and President of the Company	2,901,350	(2)	100.00%**

Ira S. Levine, Corporate Secretary of the Company	87,550	(3)	3.46%

Peggy S. Shustek, Vice President of Vestin Mortgage	64,814	(4)	2.17%

Lance K. Bradford, Director of the Company	81,910	(5)	3.24%

Daniel Stubbs, Senior Vice President, Underwriting of Vestin Mortgage	24,166	(6)	*

Michael J. Whiteaker, Vice President of Regulatory Affairs of the Company	25,000	(7)	*

			Percentage of
	Common Stock		Common Stock
Name	Beneficially Owned		Beneficially Owned(1)
Robert J. Aalberts, Director of the Company	8,000	(8)	*

Rick Zaffarese, Director of the Company	—		*

Roland M. Sansone, Director of the Company	—		*

All directors and executive officers as a group (9 persons)(9)**	3,532,634		100%

*	Less than 1%

**	The actual percentage of beneficially owned Shares exceeds 100% assuming all options, warrants, and convertible preferred stock exercisable within 60 days of March 10, 2005 have been exercised.

(1)	Based upon 2,528,835 Shares outstanding on March 10, 2005.

(2)	Includes warrants to purchase up to 1,250,000 Shares within 60 days of March 10, 2005.

(3)	Includes options to purchase up to 75,000 Shares exercisable within 60 days of March 10, 2005.

(4)	Includes options to purchase up to 43,609 Shares exercisable within 60 days of March 10, 2005.

(5)	Includes warrants to purchase up to 66,660 Shares exercisable within 60 days of March 10, 2005. On March 24, 2005, Mr. Bradford voluntarily resigned as a director of the Company.

(6)	Includes options to purchase up to 24,166 Shares exercisable within 60 days of March 10, 2005.

(7)	Includes options to purchase up to 25,000 Shares exercisable within 60 days of March 10, 2005.

(8)	Includes options to purchase up to 7,500 Shares exercisable within 60 days of March 10, 2005.

(9)	Includes options and warrants to purchase up to 1,491,934 Shares exercisable within 60 days of March 10, 2005.

     In addition, the information contained in the section “Certain Information Concerning Mr. Shustek” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities transaction. No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item. 12 The Solicitation or Recommendation.

     (d) Intent to tender or vote in a going-private transaction. At this time, the Company does not know if any directors or executive officers will agree to sell their Shares to Mr. Shustek.

     (e) Recommendations of others. The Special Committee has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer. Please see the discussion set forth under the caption “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase and in Item 8 above, incorporated herein by reference, for further details.

Item. 13 Financial Statements.

     (a) Financial information of the Company. The following financial information has been filed by the Company with the SEC and is incorporated herein by reference: (i) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on March 24, 2005; and (ii) Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003, filed with the SEC on April 14, 2003, as amended on Form 10-KSB/A-2, filed with the SEC on August 4, 2004. The information set forth under the caption “Certain Information Concerning the Company — Summary Financial Information” in the Offer to Purchase also is incorporated herein by reference.

     (b) Pro forma financial information of the Company. The pro forma financial information of the Company is not material to this Offer.

Item. 14 Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations. The information set forth under the caption “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

     (b) Employees and Corporate Assets. Other than administrative acts in order to transfer any purchased Shares and file any required Securities and Exchange Commission filings, such as a Form 4 or Schedule 13D, no officer, employee or corporate assets has been or will be employed or used in connection with the transactions.

Item. 15 Additional Information.

     (b) Other material information. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Special Factors; Certain Effects of the Offer; Certain Legal Matters; Regulatory Approvals; and Miscellaneous.

Item. 16 Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 5, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release issued by the Company on March 25, 2005 (filed with the SEC on Form 8-K on March 25, 2005, and incorporated herein by reference)

(b)	Not applicable

(c)	Fair Value Determination of Vestin Group, Inc., dated March 21, 2005, by Houlihan Valuation Advisors (attached as Annex A to the Offer to Purchase and incorporated herein by reference)*

(d)(1)	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc., dated December 30, 2002 (previously filed with the SEC by Mr. Shustek as Exhibit B to Amendment No. 1 to Schedule 13D, filed February 9, 2004 (the “Schedule 13D/A”), and incorporated herein by reference)

(d)(2)	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K.

Baldwin dated August 25, 2003 (previously filed with the SEC by Mr. Shustek as Exhibit C to the Schedule 13D/A and incorporated herein by reference)

(f)	Not applicable

(g)	Not applicable

*	Filed with the SEC by Michael V. Shustek on Schedule TO on April 5, 2005, and incorporated herein by reference.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VESTIN GROUP, INC.
	By:	/s/ JOHN ALDERFER
John Alderfer, Chief Financial Officer
Dated: April 5, 2005